EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-981-5300
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
AUGUST 7, 2003

LJ INTERNATIONAL INC. ANNOUNCES
SECOND QUARTER CONFERENCE CALL

HONG KONG and LOS ANGELES — August 7, 2003 — LJ International Inc. (Nasdaq/NM: JADE), one of the fastest growing fine jewelry companies in the world, today announced that it will release its second quarter 2003 results on the morning of Thursday, August 14, 2003. The Company will subsequently conduct a conference call at 11:00 a.m. (EDT) to review the results and for a Q&A session. The call will be hosted by Yu Chuan Yih, LJ International Inc.’s Chairman and CEO, and Betty Ho, Vice President of Corporate Development.

WHAT:	LJ International Inc. Second Quarter Earnings Conference Call

WHEN:	Thursday, August 14, 2003 — 11:00 a.m. Eastern Time

HOW:	Live via phone by dialing 877-407-9205, or 201-689-8054 for international callers, and asking for the LJ International Inc. call. Please call at least 10 minutes prior to the start time, or live over the Internet by logging on to the Company’s Website at www.ljintl.com.

REPLAY:	A telephonic replay of the conference call will be available through August 21, 2003 and may be accessed by calling 877-660-6853, or 201-612-7415 for international callers. Enter passcode 1628 and confirmation 73532. An audio archive will also be available on the Company’s website at www.ljintl.com shortly after the call and will be accessible for approximately 90 days.

RSVP:	To register for the call or to be added to LJ International Inc.’s e-mail and/or fax investor distribution lists, please contact Haris Tajyar, Managing Partner of Investor Relations International, at htajyar@irintl.com.

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LJ International Inc.

About LJ International Inc.

Based in Hong Kong with a 100,000 square foot facility in China, LJ International Inc. (Nasdaq/NM: JADE) is one of the world’s leading fine jewelry companies, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit the Company’s Web site at www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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